

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 14, 2006

Mr. Murray N. Conradie
President, Chairman and Director
South Texas Oil Company
2881 CR 2880
Big Foot, TX 78005

> **Re:** **South Texas Oil Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-50732**

Dear Mr. Conradie:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Cover Page

1.   Please note your Commission File Number is 0-50732. Please revise accordingly.

Description of Business

Historical Corporate Development, page 6

2.   Your manner of formation and the transaction with Nutek, Inc. is unclear. It appears from your disclosures that the transaction may have been a reverse merger. Please clarify to us and in your document the nature of the February 22, 2000 transaction. We may have further comment.

Description of Property

Big Foot and Kyote Fields, page 16

3.   We note that the acquisition of certain assets from Clipper Operating Company included a gas pipeline. We further note you do not indicate the existence of any gas reserves. Please tell us whether this asset was recognized in your financial statements as part of your purchase accounting and whether the asset remains on your books. If so, please explain why you do not believe any impairment of this asset exists.

Financial Statements

General

4.   Please modify your formatting such that your financial statement amounts appear in a columnar presentation.

Note 2 – Summary of Significant Accounting Policies

Fixed Assets, page F-8

5.   Please provide a separate policy disclosure pertaining to your accounting for oil and gas producing activities and the manner of disposing of capitalized costs relating to those activities. Please refer to paragraph 59A of SFAS 19. Please address the significant elements of SFAS 19 including but not limited to your accounting for suspended wells, seismic data, acquisition, exploration, development and production costs. In addition, please address how you assess unproved properties for impairment and your accounting for dismantlement costs.

6.   We note your disclosure that states, "GAAP requires amortization of drilling
        equipment based on the units-of-production method." Please tell us the source of
        GAAP you believe supports this statement.

7.   Please clarify if your amortization policy applies to capitalized costs relating to
        oil and gas producing activities. If true, please refer to paragraph 35 of SFAS 19.

8.   It is unclear from your disclosures if you have recognized the costs of your asset
        retirement obligations associated with future dismantlement. Please refer to
        paragraphs 37 of SFAS 19 and paragraph 22 of SFAS 143 and provide the
        requisite disclosures.

Revenue Recognition, page F-9

9.   We note your disclosure that indicates the use of the sales method of revenue
        recognition. Please expand your policy to disclose the amount of any imbalances
        in terms of units and value if significant. Please refer to EITF 90-22.

Recently Issued Accounting Pronouncements, page F-9

10.   Please update your disclosure to discuss more recently issued pronouncements
        and the expected impact on the financial statements of the company. For instance
        we note you have included a disclosure regarding SFAS 148 that indicates you
        are currently evaluating the standard.

Note 5 – Related Party Transactions, page F-12

11.   Please expand your disclosure to indicate the term of the loan agreements payable
        to Mr. Conradie and Mr. Griffith.

Note 7 – Convertible Debts and Warrants, page F-12

12.   Please disclose the conversion terms of your debt and tell us weather or not this is
        conventional convertible debt as contemplated by EITF 00-19.

13.   We note your disclosure that indicates your have fully expensed a debt discount
        and beneficial conversion features associated with your debt and warrants. Please
        tell us why you have expensed these amounts in full at the time of issuance.
        Please refer to paragraph 9 of EITF 98-5 regarding treatment of beneficial
        conversion features and paragraphs 16 and 17 of APB Opinion 12 and paragraph
        15 of APB Opinion 21 regarding discounts.

Note 10 – Warrants and Options, page F-14

14.   Your disclosure indicates you have adopted SFAS 123. Please clarify to us and in
        your document when such adoption occurred. To the extent you intend to adopt
        SFAS 123(R), please clarify this in your disclosures pertaining to recently issued
        accounting pronouncements including the expected impact of the adoption if
        known.

Note 13 – Unaudited Supplemental Oil and Natural Gas Information

Capitalized Costs Relating to Oil and Gas Producing Activities, page F-17

15.   Please reconcile these disclosures for us to the information included in Note 3 of
        your notes to the financial statements.

Costs Incurred in Oil and Gas Producing Activities, page F-17

16.   Your disclosure indicates that you have incurred no acquisition costs associated
        with your oil properties. Please reconcile this disclosure with Note 8 that
        indicates you issued stock in 2005 for additional interests in oil leases. Please
        also tell us whether you have considered these additional acquired interests in
        your Standardized Measure and the reconciliation of the changes in the
        Standardized Measure.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein
Relating to Proved Oil and Gas Reserves, page F-19

17.   It appears your Standardized Measure as of December 31, 2005 is a negative
        amount. Please tell us whether you have recognized any impairment charges
        associated with your oil and gas properties in accordance with SFAS 144.
        Otherwise, please tell us why you do not believe these assets are impaired.
        Provide us with a copy of your impairment analysis in support of your
        conclusions.

Engineering Comments

Financial Statements

Note 4 – Reserves Quantity Information

Proved Developed and Undeveloped Reserves, page F-18

18.   Based on your disclosure it is unclear whether or not your 2005 proved reserves and the associated standardized measure were estimated as of year-end as required by paragraphs 10 and 30 of SFAS 69. Please revise your disclosure to incorporate year-end 2005 assumptions, such as production costs, capital expenditures, product prices etc., in your estimates of proved reserves and standardized measure. Additionally submit to us the reserve report you used as the basis for your revisions and include support for significant capital expenditures.

19.   It appears that you have not drilled any wells since at least June 30, 2004 and that 90% of your claimed proved reserves are undeveloped. We also note that your December 1, 2004 reserve report projected the drilling of five wells in 2005. Please clarify to us whether or not you have drilled any wells subsequent to December 1, 2004 and if not explain why, in detail. If you have, please provide us with your current drilling plan(s). Note that two of the criteria required to establish proved undeveloped reserves are your ability and commitment to execute development. We may have further comment.

20.   It appears that your 2005 standardized measure should be reported as a negative number rather than a positive number. Please revise your disclosure accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director